

November 29, 2010

Mr. Jefferson Thachuk
Coronus Solar Inc.
1100-1200 West 73rd Avenue
Vancouver, British Columbia
Canada V6P 6G5

      Re: **Coronus Solar Inc.**
                 Form 10-Q for the Quarter Ended September 30, 2010
                 Filed November 15, 2010
                 File No. 000-53697

Dear Mr. Thachuk:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 21

1. We note that you entered agreements to purchase vacant land on November 25, 2010 and November 28, 2010, respectively, and that you are required to pay the balance of the purchase price under these agreements on November 30, 2010. Please revise to address your ability and source of funds to make these payments. To the extent that these purchases indicate an intention to develop two solar power plants, please revise further to address the affect of that intention on your long-term liquidity needs.

2. Please file the respective purchase agreements as exhibits.

3. Please file the agreements evidencing the additional loans from Mr. Thachuk in the amount of $91,386.

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Kathleen Krebs, Special Counsel, at 202-551-3350, or me at 202-551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs for
Larry Spirgel
Assistant Director

CC: Conrad Lysiak, Esq.
       Via facsimile: (509) 747-1770